Exhibit 99.1

XINYUAN REAL ESTATE CO., LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 20, 2023

On December 20, 2023, Xinyuan Real Estate Co., Ltd., an exempted company incorporated under the laws of the Cayman Islands (the “Company”), will hold its annual general meeting of shareholders at Xinyuan (China) Real Estate, Ltd., 27/F, China Central Place, Tower II, 79 Jianguo Road, Chaoyang District, Beijing 100025, the People’s Republic of China, at 10:00 a.m. local time for the following purposes:

1.	To ratify by the passing of an ordinary resolution the appointment of Assentsure PAC as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023;
2.	To approve, by the passing of a special resolution, the amendment and restatement of the Amended and Restated Memorandum and Articles of Association of the Company currently in effect, by the deletion in their entirety and the substitution in their place with the Second Amended and Restated Memorandum and Articles of Association of the Company annexed hereto; and
3.	To transact any such business that may properly come before the meeting.

You can find more information about each of these items in the attached proxy statement. Only holders of common shares registered in the register of members at the close of business on November 20, 2023 (the “Record Date”) can vote at this meeting or at any adjournment thereof that may take place. Each common shareholder has one vote for each common share held as of the close of business on the Record Date. Holders of record of the Company’s American Depositary Shares (“ADSs”) at the close of business on the Record Date who wish to vote the common shares represented by the ADSs must act through JPMorgan Chase Bank, N.A. as depositary of the Company’s ADSs program. Each ADS represents 20 common shares.

We cordially invite all shareholders to attend the annual general meeting in person. However, a shareholder entitled to attend and vote is entitled to appoint a proxy to attend and, on a poll, vote instead of such shareholder. A proxy need not be a shareholder of the Company. Whether or not you expect to attend the annual general meeting in person, please mark, date, sign, and return the enclosed proxy card as promptly as possible to ensure your representation and the presence of a quorum at the annual general meeting. If you send in your proxy card and then decide to attend the annual general meeting to vote your shares in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the proxy statement. This proxy is to be delivered to the attention of the Office of the Board of Directors, Xinyuan Real Estate Co., Ltd., 27/F, China Central Place, Tower II, 79 Jianguo Road, Chaoyang District, Beijing 100025, the People’s Republic of China, and arrive no later than 48 hours prior to the meeting. The notice of the annual general meeting of shareholders, the proxy statement, and a copy of the Company’s 2022 annual report on Form 20-F are also available through our website at http://ir.xyre.com.

By Order of the Board of Directors,

	By:	/s/ Yong Zhang
November 17, 2023		Yong Zhang
Chairman of the Board

27/F, China Central Place, Tower II, 79 Jianguo Road

Chaoyang District, Beijing 100025, People’s Republic of China
www.xyre.com

XINYUAN REAL ESTATE CO., LTD.
PROXY STATEMENT

General

We are soliciting the enclosed proxy on behalf of our board of directors for use at the annual general meeting of shareholders to be held on December 20, 2023 at 10:00 a.m. local time, or at any adjournment or postponement thereof. The annual general meeting will be held at Xinyuan (China) Real Estate, Ltd., 27/F, China Central Place, Tower II, 79 Jianguo Road, Chaoyang District, Beijing 100025, the People’s Republic of China.

This proxy statement is available to shareholders beginning on November 20, 2023, and the form of proxy is first being mailed to shareholders on or about November 22, 2023.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold common shares, by attending the annual general meeting and voting in person. Attendance at the annual general meeting in and of itself does not revoke a prior proxy. A written notice of revocation must be delivered to (i) the attention of the Office of the Board of Directors, at our offices in Beijing at the address listed above, if you hold our common shares, or (ii) JPMorgan Chase Bank, N.A., Depositary, PO Box 64873 Saint Paul MN 55164-0873, if you hold American Depositary Shares, known as ADSs, with each ADS representing 20 of our common shares.

Record Date, Share Ownership, and Quorum

Shareholders of record at the close of business on November 20, 2023 are entitled to vote at the annual general meeting. Our common shares underlying ADSs are included for purposes of this determination. As of November 20, 2023, 165,927,616 of our common shares, par value US$0.0001 per share, were issued, of which 54,977,046 were held by the Company as treasury shares and 108,766,500 were outstanding. Approximately 74,405,372 shares were represented by 3,720,269 ADSs. As of November 20, 2023, unexercised options with respect to 108,704 ADSs were reserved in our employee stock option plan. The presence in person or by proxy of at least 20 shareholders holding not less than one-half of our outstanding common shares entitled to vote at the meeting will constitute a quorum for the transaction of business at the annual general meeting.

Voting and Solicitation

Each common share outstanding on the record date is entitled to one vote. Voting by holders of common shares at the annual general meeting will be by a show of hands unless the chairman of the meeting or any shareholder present in person or by proxy demands that a poll be taken. Holders of ADSs cannot vote at such meeting.

2

The costs of soliciting proxies will be borne by our company. Proxies may be solicited by certain of our directors, officers, and regular employees, without additional compensation, in person or by telephone or electronic mail. The solicitation materials are available on our company’s website at http://ir.xyre.com/news-events/agm-summary. Hard copies of the solicitation materials are available upon request to shareholders free of charge.

Voting by Holders of Common Shares

When proxies are properly dated, executed, and returned by holders of common shares, the shares they represent will be voted at the annual general meeting in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, the proxy will vote the shares in his or her discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed in the form of proxy. Where the chairman, a director, or an officer of the company acts as proxy and is entitled to exercise his or her discretion, he or she is likely to vote the common shares “FOR” Proposals 1 and 2. Abstentions by holders of common shares are counted as present for the purpose of determining whether a quorum is present and are not counted as votes for or against a proposal.

Voting by Holders of American Depositary Shares

JPMorgan Chase Bank, N.A., as depositary (the “Depositary”) of the ADSs, has advised us that it intends to mail the Notice of 2023 Annual General Meeting of Shareholders and an ADS Voting Instruction Card to all record date holders of ADSs. Upon timely receipt by the Depositary of a signed and completed ADS Voting Instruction Card properly executed by a record date holder of ADSs, the Depositary will vote or cause to be voted the number of common shares represented by the ADSs held by such holder in accordance with the instructions set forth therein. If you mark the box in the enclosed ADS Voting Instruction Card instructing that you wish to give a discretionary proxy to a person designated by the company, the underlying common shares represented by your ADSs will be voted by a person designated by the company in his or her discretion. In accordance with the provisions governing the ADSs, the Depositary will not vote the common shares represented by the ADSs other than in accordance with such instructions. If (i) your enclosed ADS Voting Instruction Card is signed and dated but is missing specific voting instructions or (ii) your enclosed ADS Voting Instruction Card is improperly completed, the Depositary will not vote the underlying common shares represented by your ADSs.

As the holder of record for all the common shares represented by the ADSs, only the Depositary may vote those shares at the annual general meeting. Properly executed and delivered instructions to withhold votes and abstentions are counted as present for the purpose of determining whether a quorum is present and are not counted as votes for or against a proposal. You should return your properly completed ADS Voting Instruction Card to the Depositary prior to 9:00 a.m. (Eastern Standard Time) on December 18, 2023, which is the last date by which voting instructions may be received by the Depositary.

Neither the Depositary nor its agents are responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the common shares underlying your ADSs are not able to be voted at the annual general meeting, there may be nothing you can do.

3

PROPOSAL 1

RATIFICATION OF APPOINTMENT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our audit committee recommends, and our board of directors concurs, that the appointment of Assentsure PAC by our audit committee as our independent registered public accounting firm for the fiscal year ending December 31, 2023 be ratified by an ordinary resolution of the shareholders.

In the event our shareholders fail to ratify the appointment, our audit committee will reconsider its selection. Even if the selection is ratified, our audit committee in its discretion may direct the appointment of a different independent auditing firm at any time during the year if the audit committee believes that such a change would be in the best interests of our company and shareholders.

An affirmative vote of the holders of a simple majority of the shares present in person or represented by proxy and voting at the annual general meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS AND THE AUDIT COMMITTEE RECOMMEND
A VOTE FOR PROPOSAL 1,
THE RATIFICATION OF APPOINTMENT OF ASSENTSURE PAC
AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
FOR THE FISCAL YEAR ENDING DECEMBER 31, 2023.

4

PROPOSAL 2

ADOPTION OF THE SECOND AMENDED AND RESTATED MEMORANDUM AND
ARTICLES OF ASSOCIATION

The board recommends that the amendment and restatement of the Amended and Restated Memorandum and Articles of Association of the Company currently in effect by the deletion in their entirety and the substitution in their place with the Second Amended and Restated Memorandum and Articles of Association annexed hereto as Annexure A, be approved by a special resolution of the shareholders.

An affirmative vote of two-thirds of the votes of the holders of common shares present in person or represented by proxy and voting at the annual general meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR PROPOSAL 2,
THE ADOPTION OF THE SECOND AMENDED AND RESTATED MEMROANDUM AND
ARTICLES OF ASSOCIATION

5

SHAREHOLDER COMMUNICATION WITH THE BOARD OF DIRECTORS

The following procedures have been established by our board of directors in order to facilitate communication between our shareholders and our board of directors:

1.	Shareholders may send correspondence, which should indicate that the sender is a shareholder, to our Office of the Board of Directors, by mail to Xinyuan Real Estate Co., Ltd., 27/F, China Central Place, Tower II, 79 Jianguo Road, Chaoyang District, Beijing 100025, the People’s Republic of China.

2.	Our Office of the Board of Directors will be responsible for the initial review and logging of this correspondence and will forward the communication to the director or directors to whom it is addressed, unless it is a type of correspondence which our board of directors has identified as correspondence that may be retained in our files and not sent to directors.

3.	Our board of directors has authorized the Office of the Board of Directors to retain and not send to directors communications that: (a) are advertising or promotional in nature (offering goods or services), (b) solely relate to complaints by clients with respect to common course of business customer service and satisfaction issues, or (c) clearly are unrelated to our business, industry, management, or board or committee matters. These types of communications will be logged and filed but not circulated to directors. Except as set forth in the preceding sentence, the Office of the Board of Directors will not screen communications sent to directors.

4.	The log of shareholder correspondence will be available to members of our board of directors for inspection. At least once each year, the Office of the Board of Directors will provide to our board of directors a summary of the communications received from shareholders, including the communications not sent to directors in accordance with screening procedures approved by our board of directors.

ACCESS TO CORPORATE GOVERNANCE POLICIES

We have adopted a Code of Business Conduct and Ethics, which is available on our company’s website at https://ir.xyre.com/governance/governance-overview. To the extent required by law, any amendments to, or waivers from, any provision of the Code of Business Conduct and Ethics will be promptly disclosed to the public.

Copies of our Code of Business Conduct and Ethics will be provided to any shareholder upon written request to the Office of the Board of Directors of Xinyuan Real Estate Co., Ltd., 27/F, China Central Place, Tower II, 79 Jianguo Road, Chaoyang District, Beijing 100025, the People’s Republic of China.

ANNUAL REPORT TO SHAREHOLDERS

As permitted by the New York Stock Exchange’s Listed Company Manual, we make our annual report to shareholders available on our website. Our annual report on Form 20-F for the fiscal year ended December 31, 2022 has been filed with the U.S. Securities and Exchange Commission. You may obtain a copy of our 2022 annual report on Form 20-F by visiting our website at https://ir.xyre.com/financials/sec-filings. If you want to receive a paper or email copy of our 2022 annual report on Form 20-F, as amended, you may request one. There is no charge to you for requesting a copy. Please make any such requests to Investor Relations Department of Xinyuan Real Estate Co., Ltd., at irteam@xyre.com or +8610-8588-9376.

6

OTHER MATTERS

We know of no other matters to be submitted to the annual general meeting. If any other matters properly come before the annual general meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the board of directors may recommend.

By Order of the Board of Directors,

	By:	/s/ Yong Zhang
Dated: November 17, 2023	Yong Zhang
Chairman of the Board

7

Annexure A

THE COMPANIES ACT (AS REVISED)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES

SECOND AMENDED AND RESTATED
MEMORANDUM AND ARTICLES

OF

ASSOCIATION

OF

XINYUAN REAL ESTATE CO., LTD.

Adopted by Special Resolution passed on [●] 2023

THE COMPANIES ACT (AS REVISED)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES

SECOND AMENDED AND RESTATED
MEMORANDUM OF ASSOCIATION
OF
XINYUAN REAL ESTATE CO., LTD.

Adopted by Special Resolution passed on [●] 2023

1	The name of the Company is Xinyuan Real Estate Co., Ltd.

2	The registered office of the Company shall be at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands, or at such other place as the Directors may from time to time decide.

3	The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Act (As Revised) or as the same may be revised from time to time, or any other law of the Cayman Islands.

4	The liability of each Shareholder is limited to the amount from time to time unpaid on such Shareholder’s shares.

5	The share capital of the Company is US$50,000, divided into 500,000,000 Common Shares, par value of US$0.0001 per share. The Company has the power to redeem or purchase any of its shares and to increase or reduce the said capital subject to the provisions of the Companies Act (As Revised) and the Articles of Association, and to issue any part of its capital, whether original, redeemed or increased, with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions, and so that unless the conditions of issue shall otherwise expressly declare every issue of shares whether declared to be preference or otherwise shall be subject to the powers hereinbefore contained.

6	The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

7	Capitalised terms that are not defined in this Memorandum of Association bear the same meaning as those given in the Articles of Association of the Company, as amended and restated from time to time.

THE COMPANIES ACT (AS REVISED)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES

SECOND AMENDED AND RESTATED
ARTICLES OF ASSOCIATION
OF
XINYUAN REAL ESTATE CO., LTD.

Adopted by Special Resolution passed on [●] 2023

INTERPRETATION

1	In these Articles Table A in the First Schedule to the Statute does not apply and, unless there is something in the subject or context inconsistent therewith:

“Affiliate”	means, with respect to a specified entity, an individual or entity that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, the entity specified and for these purposes, “control” (including the terms “controlling”, “controlled by,” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a specified entity, whether through the ownership of voting securities, by contract or otherwise.
“Articles”	means these articles of association of the Company.
“Auditor”	means the person for the time being performing the duties of auditor of the Company (if any).
“Common Share”	means a share in the capital of the Company of US$0.0001 par value designated as a Common Share and having the rights provided for under these Articles.
“Company”	means the above named company.
“Directors”	means the directors for the time being of the Company.
“Dividend”	includes an interim dividend.
“Electronic Record”	has the same meaning as in the Electronic Transactions Act.
“Electronic Transactions Act”	means the Electronic Transactions Act (As Revised) of the Cayman Islands.

“Liquidation”	means any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary.
“Memorandum”	means the memorandum of association of the Company.
“Ordinary Resolution”	means a resolution passed by a simple majority of the Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting, and includes a written resolution signed by the holders of Shares carrying a simple majority of the voting rights eligible to be exercised in respect of the matter in question. In computing voting rights and the relevant majority, regard shall be had to the number of votes to which each Shareholder is entitled pursuant to these Articles.
“Register of Shareholders”	means the register maintained in accordance with the Statute and includes (except where otherwise stated) any duplicate Register of Shareholders.
“Registered Office”	means the registered office for the time being of the Company.
“Seal”	means the common seal of the Company and includes every duplicate seal.
“Securities Act”	means the Securities Act of 1933 of the United States of America, as amended, or any similar federal statute and the rules and regulations of the U.S. Securities and Exchange Commission thereunder, all as the same shall be in effect at the time.
“Share” and “Shares”	means a share or shares in the Company and includes a fraction of a share.
“Shareholder”	has the same meaning as in the Statute.
“Special Resolution”	has the same meaning as in the Statute, and includes a unanimous written resolution.
“Statute”	means the Companies Act (As Revised) of the Cayman Islands.

2	In the Articles:

2.1	words importing the singular number include the plural number and vice versa;

2.2	words importing the masculine gender include the feminine gender;

2.3	words importing persons include corporations;

2.4	“written” and “in writing” include all modes of representing or reproducing words in visible form, including in the form of an Electronic Record;

2.5	references to provisions of any law or regulation shall be construed as references to those provisions as amended, modified, re-enacted or replaced from time to time;

2.6	any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;

2.7	headings are inserted for reference only and shall be ignored in construing these Articles; and

2.8	in these Articles, Sections 8 and 19(3) of the Electronic Transactions Act shall not apply.

COMMENCEMENT OF BUSINESS

3	The business of the Company may be commenced as soon after incorporation as the Directors shall see fit.

4	The Directors may pay, out of the capital or any other monies of the Company, all expenses incurred in or about the formation and establishment of the Company, including the expenses of registration.

ISSUE OF SHARES

5	Subject to the provisions, if any, in the Memorandum and these Articles and to any direction that may be given by the Company in a general meeting, the Directors may, in their absolute discretion and without approval of the holders of Common Shares, cause the Company to issue such amounts of Common Shares and/or preferred shares, grant rights over existing shares or issue other securities in one or more series as they deem necessary and appropriate and determine designations, powers, preferences, privileges and other rights, including dividend rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers and rights associated with the Common Shares, at such times and on such other terms as they think proper.

6	The Company shall not issue Shares to bearer.

RIGHTS ATTACHING TO COMMON SHARES

7	The holders of Common Shares shall have all of the rights ascribed to such Common Shares, and to a Shareholder in general in these Articles, including the following special rights:

7.1	As to voting: the holder of a Common Share shall (in respect of such Common Share) have the right to receive notice of, attend at and vote as a Shareholder at any general meeting of the Company;

7.2	As to income: the Common Shares shall confer on the holders thereof the right to receive Dividends, when and as declared in accordance with these Articles and the laws of the Cayman Islands;

7.3	As to capital: on a Liquidation, the Common Shares shall confer on the holders thereof the right to receive, pro rata to their respective holdings of Common Shares, all of the assets and funds of the Company remaining after the payment of all creditors of the amounts which they are entitled to receive upon such Liquidation, as herein provided.

REGISTER OF SHAREHOLDERS

8	The Company shall maintain or cause to be maintained the Register of Shareholders in accordance with the Statute.

FIXING RECORD DATE

9	For the purpose of determining Shareholders entitled to notice of, or to vote at any meeting of Shareholders or any adjournment thereof, or to consent to a resolution in writing, or in order to make a determination of Shareholders entitled to receive payment of any Dividend, or in order to make a determination of Shareholders for any other purpose, the Directors may fix, in advance, a record date for any such determination, which record date, in the case of a meeting, shall be not more than 75 nor less than 10 days before the date of such meeting, in the case of a resolution in writing of Shareholders, shall be not be more than 10 days after the date upon which the resolution fixing the record date is adopted by the Directors, and in the case of a Dividend or any other purpose, shall be not more than 75 days prior to such dividend payment or other action.

10	If no record date is fixed for the determination of Shareholders entitled to notice of, or to vote at, a meeting of Shareholders, or for the determination of Shareholders entitled to receive payment of a Dividend or for the determination of Shareholders for any other purpose, the day preceding the date on which notice of the meeting is sent or the date on which the resolution of the Directors declaring such Dividend or for any other purpose is adopted, as the case may be, shall be the record date for such determination of Shareholders. If no record date has been fixed for a consent to a resolution in writing, then the record date shall be: (i) if no prior action by Directors is required, the first date on which a signed written resolution setting forth the action taken or proposed to be taken is delivered to the Secretary at the registered office of the Company; and (ii) if prior action by the Directors is required, then the record date shall be at the close of business on the day on which the Directors adopt the resolution taking such prior action. When a determination of Shareholders entitled to vote at any meeting of Shareholders has been made as provided in this Article, such determination shall apply to any adjournment thereof.

CERTIFICATES FOR SHARES

11	Directors may authorize certificates representing Shares, which shall be in such form as the Directors may determine. Share certificates shall be signed by one or more Directors or other person authorised by the Directors. The Directors may authorise certificates to be issued with the authorised signature(s) affixed by mechanical process. All certificates for Shares shall be consecutively numbered or otherwise identified and shall specify the Shares to which they relate. All certificates surrendered to the Company for transfer shall be cancelled and subject to these Articles no new certificate shall be issued until the former certificate representing a like number of relevant Shares shall have been surrendered and cancelled.

12	The Company shall not be bound to issue more than one certificate for Shares held jointly by more than one person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.

13	If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and on the payment of such expenses reasonably incurred by the Company in investigating evidence, as the Directors may prescribe, and (in the case of defacement or wearing out) upon delivery of the old certificate.

14	Every share certificate of the Company shall bear legends required under the applicable laws, including the Securities Act.

TRANSFER OF SHARES

15	Shares shall be freely transferable, subject to (i) the restrictions set forth in these Articles, and (ii) the restrictions in any agreement. The instrument of transfer of any Share shall be in writing and shall be executed by or on behalf of the transferor (and if the Directors so require, signed by the transferee). The transferor shall be deemed to remain the holder of a Share until the name of the transferee is entered in the Register of Shareholders.

15.1	If a Shareholder dies the survivor or survivors where he was a joint holder, and his legal personal representatives where he was a sole holder, shall be the only persons recognised by the Company as having any title to his interest. The estate of a deceased Shareholder is not thereby released from any liability in respect of any Share, which had been jointly held by him.

15.2	Any person becoming entitled to a Share in consequence of the death or bankruptcy or liquidation or dissolution of a Shareholder (or in any other way than by transfer) may, upon such evidence being produced as may from time to time be required by the Directors, elect either to become the holder of the Share or to have some person nominated by him as the transferee. If he elects to become the holder he shall give notice to the Company to that effect, but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by that Shareholder before his death or bankruptcy, as the case may be.

15.3	If the person so becoming entitled shall elect to be registered himself as holder he shall deliver or send to the Company a notice in writing signed by him stating that he so elects.

15.4	A person becoming entitled to a Share by reason of the death or bankruptcy or liquidation or dissolution of the holder (or in any other case than by transfer) shall be entitled to the same Dividends and other advantages to which he would be entitled if he were the registered holder of the Share. However, he shall not, before being registered as a Shareholder in respect of the Share, be entitled in respect of it to exercise any right conferred on Shareholders in relation to meetings of the Company and the Directors may at any time give notice requiring any such person to elect either to be registered himself or to transfer the Share. If the notice is not complied with within ninety (90) days the Directors may thereafter withhold payment of all Dividends, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

UNTRACEABLE SHAREHOLDERS

16	Without prejudice to the rights of the Company under Article 16.1, the Company may cease sending cheques for dividend entitlements or dividend warrants by post if such cheques or warrants have been left uncashed on two consecutive occasions. However, the Company may exercise the power to cease sending cheques for dividend entitlements or dividend warrants after the first occasion on which such a cheque or warrant is returned undelivered.

16.1	The Company shall have the power to sell, in such manner as the board of Directors thinks fit, any Shares of a Shareholder who is untraceable, but no such sale shall be made unless:

(a)	all cheques or warrants in respect of dividends of the Shares in question, being not less than three in total number, for any sum payable in cash to the holder of such Shares in respect of them sent during the relevant period in the manner authorised by the Articles have remained uncashed;

(b)	so far as it is aware at the end of the relevant period, the Company has not at any time during the relevant period received any indication of the existence of the Shareholder who is the holder of such Shares or of a person entitled to such Shares by death, bankruptcy or operation of law; and

(c)	the Company has given notice of its intention to sell such Shares to, and caused advertisement both in daily newspaper and in a newspaper circulating in the area of the last known address of such Shareholder or any person entitled to the Shares under Article 15.4 and where applicable, in each case in accordance with the requirements of the New York Stock Exchange, and a period of three months or such shorter period as may be allowed by the New York Stock Exchange has elapsed since the date of such advertisement.

For the purpose of the foregoing, the “relevant period” means the period commencing twelve years before the date of publication of the advertisement referred to in Article 16.1(c) and ending at the expiry of the period referred to in that paragraph.

16.2	To give effect to any such sale the board of Directors may authorise some person to transfer the said Shares and an instrument of transfer signed or otherwise executed by or on behalf of such person shall be as effective as if it had been executed by the registered holder or the person entitled by transmission to such Shares, and the purchaser shall not be bound to see the application of the purchase money nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings relating to the sale. The net proceeds of the sale will belong to the Company and upon receipt by the Company of such net proceeds it shall become indebted to the former Shareholder for an amount equal to such net proceeds. No trust shall be created in respect of such debt and no interest shall be payable in respect of it and the Company shall not be required to account for any money earned from the net proceeds which may be employed in the business of the Company or as it thinks fit. Any sale under this Article shall be valid and effective notwithstanding that the Shareholder holder the Shares sold is dead, bankrupt or otherwise under any legal disability or incapacity.

REDEMPTION AND REPURCHASE OF SHARES

17	Subject to the provisions of the Statute and these Articles, the Company may:

17.1	issue Shares that are to be redeemed or are liable to be redeemed at the option of the Shareholder or the Company on such terms and in such manner as the board of Directors may, before the issue of the Shares, determine;

17.2	purchase its own Shares (including any redeemable Shares or securities representing Shares) provided that the Shareholders shall have approved the manner of purchase by Ordinary Resolution or the manner of purchase shall be in accordance with the following Articles (this authorization is in accordance with section 37(2) of the Statute or any modification or re-enactment thereof for the time being in force); and

17.3	the Company may make a payment in respect of the redemption or purchase of its own Shares (or securities representing Shares) in any manner permitted by the Statute, including out of capital.

18	Purchase of Shares (or securities representing Shares) listed or traded on the New York Stock Exchange: for so long as any Shares (or securities representing Shares) are listed or traded on the New York Stock Exchange, the Company is authorized to purchase any Share (or securities representing Shares) listed or traded on the New York Stock Exchange in accordance with the following manner of purchase:

(a)	the maximum number of Shares (or securities representing Shares) that may be purchased shall be equal to the number of issued and outstanding Shares less one Share; and

(b)	the purchase shall be at such time, at such price and on such other terms as determined and agreed by the board of Directors in their sole discretion provided however that:

(i)	such purchase transactions shall be in accordance with the relevant New York Stock Exchange rules and regulations applicable to such Shares (or securities representing Shares); and

(ii)	at the time of the purchase, the Company is able to pay its debts as they fall due in the ordinary course of its business.

18.1	Purchase of Shares not listed or traded on the New York Stock Exchange: the Company is authorized to purchase any Shares not listed or traded on the New York Stock Exchange in accordance with the following manner of purchase:

(a)	the Company shall serve a purchase notice in a form approved by the board of Directors on the Shareholder from whom the Shares are to be purchased at least two business days prior to the date specified in the notice as being the purchase date;

(b)	the price for the Shares being purchased shall be such price agreed between the board of Directors and the applicable Shareholder;

(c)	the date of purchase shall be the date specified in the purchase notice; and

(d)	the purchase shall be on such other terms as specified in the purchase notice as determined and agreed by the board of Directors and the applicable Shareholder in their sole discretion.

18.2	The purchase of any Share (or securities representing Shares) shall not oblige the Company to purchase any other Share (or securities representing Shares) other than as may be required pursuant to applicable law and any other contractual obligations of the Company.

19	The holder of Shares (or securities representing Shares) being purchased shall be bound to deliver to the Company at its Registered Office or such other place as the board of Directors shall specify, the certificate(s) (if any) thereof for cancellation and thereupon the Company shall pay to him the purchase or redemption monies or consideration in respect thereof.

VARIATION OF RIGHTS OF SHARES

20	The rights attaching to any class of Shares (unless otherwise provided by the terms of issue of the Shares of that class) may, whether or not the Company is being wound up, be varied or abrogated with the consent (whether obtained in writing or at a meeting of the relevant Shareholders) of the holders of a simple majority of the voting rights of the issued Shares of that class (calculated in accordance with these Articles), or with the sanction of a Special Resolution passed at a general meeting of the holders of the shares of that class.

21	The provisions of these Articles relating to general meetings shall apply to every class meeting of the holders of one class of Shares except that the necessary quorum shall be one or more persons holding or represented by proxy, representing not less than fifty per cent of the total issued Shares of the class and that any holder of Shares of the class present in person or by proxy may demand a poll.

22	The rights conferred upon the holders of the Shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith, which may be effected by the Directors as provided in the Memorandum and these Articles without any vote or consent of the holders of Common Shares.

COMMISSION ON SALE OF SHARES

23	The Company may, in so far as the Statute permits, pay a commission to any person in consideration of his subscribing or agreeing to subscribe whether absolutely or conditionally for any Shares of the Company. Such commissions may be satisfied by the payment of cash and/or the issue of fully or partly paid-up Shares. The Company may also on any issue of Shares pay such brokerage as may be lawful.

NON RECOGNITION OF TRUSTS

24	The Company shall not be bound by or compelled to recognise in any way (even when notified) any equitable, contingent, future or partial interest in any Share, or (except only as is otherwise provided by these Articles or the Statute) any other rights in respect of any Share other than an absolute right to the entirety thereof in the registered holder.

LIEN ON SHARES

25	The Company shall have a first and paramount lien on all Shares registered in the name of a Shareholder (whether solely or jointly with others) for any amount payable to the Company in respect of such Share until any such amount is fully paid to the Company, but the Directors may at any time declare any Share to be wholly or in part exempt from the provisions of this Article. The registration of a transfer of any such Share shall operate as a waiver of the Company’s lien thereon.

26	The Company may sell, in such manner as the Directors think fit, any Shares on which the Company has a lien, if a sum in respect of which the lien exists is presently payable, and is not paid within fourteen clear days after notice has been given to the holder of the Shares, or to the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the Shares may be sold.

27	To give effect to any such sale the Directors may authorise any person to execute an instrument of transfer of the Shares sold to, or in accordance with the directions of, the purchaser. The purchaser or his nominee shall be registered as the holder of the Shares comprised in any such transfer, and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the sale or the exercise of the Company’s power of sale under these Articles.

28	The net proceeds of such sale after payment of costs, shall be applied in payment of such part of the amount in respect of which the lien exists as is presently payable and any residue shall (subject to a like lien for sums not presently payable as existed upon the Shares before the sale) be paid to the person entitled to the Shares at the date of the sale.

AMENDMENTS OF MEMORANDUM AND ARTICLES OF ASSOCIATION
AND ALTERATION OF CAPITAL

29	Subject to any special rights attaching to any class or series of Shares, and to the other provisions of these Articles (including in particular but without limitation Articles 20 to 22), the Company may by Ordinary Resolution:

29.1	increase the share capital by such sum as the resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as the Company in general meeting may determine;

29.2	consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares;

29.3	by subdivision of its existing Shares or any of them divide the whole or any part of its share capital into Shares of smaller amount than is fixed by the Memorandum or into Shares without par value; and

29.4	cancel any Shares that at the date of the passing of the resolution have not been taken or agreed to be taken by any person.

30	All new Shares created in accordance with the provisions of the preceding Article shall be subject to the same provisions of the Articles with reference to the payment of calls, liens, transfer, transmission, forfeiture and otherwise as the Shares in the original share capital.

31	Subject to the provisions of the Statute and the provisions of these Articles (including in particular but without limitation Articles 20 to 22), the Company may by Special Resolution:

31.1	change its name;

31.2	alter or add to these Articles;

31.3	alter or add to the Memorandum with respect to any objects, powers or other matters specified therein; and

31.4	reduce its share capital and any capital redemption reserve fund.

REGISTERED OFFICE

32	Subject to the provisions of the Statute, the Company may by resolution of the Directors change the location of its Registered Office.

GENERAL MEETINGS

33	All general meetings other than annual general meetings shall be called extraordinary general meetings.

34	The Company shall, if required by the Statute, in each year hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it. The annual general meeting shall be held at such time and place as the Directors shall appoint. At these meetings the report of the Directors (if any) shall be presented.

35	The Company may hold an annual general meeting, but shall not (unless required by Statute, or applicable rules of the New York Stock Exchange, for so long as the Company’s securities are listed or traded on the New York Stock Exchange) be obliged to hold an annual general meeting.

36	The Directors may call general meetings and they shall, on a Shareholders’ requisition, forthwith proceed to convene an extraordinary general meeting of the Company.

37	A Shareholders’ requisition is a requisition of Shareholders of the Company holding at the date of deposit of the requisition Shares representing not less than twenty five per cent of the total voting rights of Shares which, as at that date, carries the right of voting at general meetings of the Company.

38	The requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents in like form each signed by one or more requisitionists.

39	If the Directors do not within twenty-one days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further twenty-one days, the requisitionists, or any of them representing more than one-half of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three months after the expiration of the said twenty-one days.

40	A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

NOTICE OF GENERAL MEETINGS

41	At least twenty days’ notice shall be given of any general meeting. Every notice shall be exclusive of the day on which it is given or deemed to be given at the end of the day for which it is given and shall specify the place, the day and the hour of the meeting and the general nature of the business and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this regulation has been given and whether or not the provisions of the Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

41.1	in the case of an annual general meeting, by all the Shareholders (or their proxies) entitled to attend and vote thereat; and

41.2	in the case of an extraordinary general meeting, by a majority in number of the Shareholders (or their proxies) having a right to attend and vote at the meeting, being a majority together holding not less than ninety five per cent in par value of the Shares giving that right.

42	The accidental omission to give notice of a general meeting to, or the non receipt of notice of a meeting by, any person entitled to receive notice shall not invalidate the proceedings of that meeting.

43	No business may be transacted at any annual general meeting, other than business that is either (A) specified in the notice of the meeting (or any supplement thereto) given by or at the direction of the Directors (or any duly authorized committee thereof), (B) otherwise properly brought before the annual general meeting by or at the direction of the Directors (or any duly authorized committee thereof) or (C) otherwise properly brought before the annual general meeting by any Shareholder of the Company who (i) is a Shareholder of record on both (x) the date of giving of the notice provided for in Article 44 and (y) the record date for the determination of Shareholders entitled to vote at such annual meeting and (ii) complies with the notice procedures set forth in Article 44.

44	In addition to any other applicable requirements, for business to be properly brought before an annual general meeting by a Shareholder, such Shareholder must have given timely notice thereof in proper written form to the Secretary of the Company. To be timely, a Shareholder’s notice shall be delivered to the Secretary at the principal executive offices of the Company not less than twenty (20) days nor more than sixty (60) days prior to the first anniversary of the preceding year’s annual general meeting; provided, however, that in the event that the date of the annual general meeting is advanced by more than thirty (30) days or delayed by more than sixty (60) days from such anniversary date, notice by the Shareholder to be timely must be delivered not earlier than the sixtieth (60th) day prior to such annual general meeting and not later than the close of business on the later of the twentieth (20th) day prior to such annual general meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made. To be in proper written form, a Shareholder’s notice to the Secretary must set forth as to each matter such Shareholder proposes to bring before the annual general meeting (1) a brief description of the business desired to be brought before the annual general meeting and the reasons for conducting such business at the annual general meeting, (2) the name and record address of such Shareholder and (3) the class or series and number of Shares of the Company which are owned beneficially or of record by such Shareholder.

PROCEEDINGS AT GENERAL MEETINGS

45	No business shall be transacted at any general meeting unless a quorum is present. Two or more Shareholders being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorised representative, representing not less than fifty per cent of the total voting rights of Shares which, as at that date, carries the right of voting at general meetings of the Company shall be a quorum unless the Company has only one Shareholder entitled to vote at such general meeting in which case the quorum shall be that one Shareholder present in person or by proxy or (in the case of a corporation or other non-natural person) by a duly authorised representative.

46	A resolution (including a Special Resolution) in writing (in one or more counterparts) signed by Shareholders holding shares representing the requisite majority as specified in these Articles or in the Statute, as appropriate shall be as valid and effective as if the resolution had been passed at a general meeting of the Company duly convened and held. The Company shall promptly send a copy of each written resolution to each Shareholder who would, were the resolution in question being proposed at a meeting of the Shareholders, be entitled to receive notice of such meeting, other than the Shareholders which have signed such resolution; provided that failure to send such copy shall not affect the validity and effectiveness of such resolution.

47	If a quorum is not present within half an hour from the time appointed for the meeting or if during such a meeting a quorum ceases to be present, the meeting, if convened upon the requisition of Shareholders, shall be dissolved and in any other case it shall stand adjourned to the same day in the next week at the same time and place or to such other day, time or such other place as the Directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting the Shareholders present shall be a quorum.

48	The chairman, if any, of the board of Directors shall preside as chairman at every general meeting of the Company, or if there is no such chairman, or if he shall not be present within fifteen minutes after the time appointed for the holding of the meeting, or is unwilling to act, the Directors present shall elect one of their number to be chairman of the meeting.

49	If no Director is willing to act as chairman or if no Director is present within fifteen minutes after the time appointed for holding the meeting, the Shareholders present shall choose one of their number to be chairman of the meeting.

50	The chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a general meeting is adjourned for thirty days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Otherwise it shall not be necessary to give any such notice.

51	A resolution put to the vote of the meeting shall be decided on a show of hands unless before, or on the declaration of the result of, the show of hands, the chairman demands a poll, or any other Shareholder or Shareholders collectively present in person or by proxy and holding at least ten per cent. in par value of the Shares giving a right to attend and vote at the meeting demand a poll.

52	Unless a poll is duly demanded a declaration by the chairman that a resolution has been carried or carried unanimously, or by a particular majority, or lost or not carried by a particular majority, an entry to that effect in the minutes of the proceedings of the meeting shall be conclusive evidence of that fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.

53	The demand for a poll may be withdrawn.

54	Except on a poll demanded on the election of a chairman or on a question of adjournment, a poll shall be taken as the chairman directs, and the result of the poll shall be deemed to be the resolution of the general meeting at which the poll was demanded.

55	A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the general meeting directs, and any business other than that upon which a poll has been demanded or is contingent thereon may proceed pending the taking of the poll.

56	In the case of an equality of votes, whether on a show of hands or on a poll, the chairman shall be entitled to a second or casting vote.

VOTES OF SHAREHOLDERS

57	Subject to any rights or restrictions attached to any Shares, on a show of hands every Shareholder who (being an individual) is present in person or by proxy or, if a corporation or other non-natural person is present by its duly authorised representative or proxy, shall have one vote and on a poll every Shareholder shall have one vote for every Share of which he is the holder.

58	In the case of joint holders of record the vote of the senior holder who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names of the holders stand in the Register of Shareholders.

59	A Shareholder of unsound mind, or in respect of whom an order has been made by any court, having jurisdiction in lunacy, may vote, whether on a show of hands or on a poll, by his committee, receiver, curator bonis, or other person on such Shareholder’s behalf appointed by that court, and any such committee, receiver, curator bonis or other person may vote by proxy.

60	No person shall be entitled to vote at any general meeting or at any separate meeting of the holders of a class of Shares unless he is registered as a Shareholder on the record date for such meeting nor unless all calls or other monies then payable by him in respect of Shares have been paid.

61	No objection shall be raised to the qualification of any voter except at the general meeting or adjourned general meeting at which the vote objected to is given or tendered and every vote not disallowed at the meeting shall be valid. Any objection made in due time shall be referred to the chairman whose decision shall be final and conclusive.

62	On a poll or on a show of hands votes may be cast either personally or by proxy. A Shareholder may appoint more than one proxy or the same proxy under one or more instruments to attend and vote at a meeting. Where a Shareholder appoints more than one proxy the instrument of proxy shall state which proxy is entitled to vote on a show of hands.

63	A Shareholder holding more than one Share need not cast the votes in respect of his Shares in the same way on any resolution and therefore may vote a Share or some or all such Shares either for or against a resolution and/or abstain from voting a Share or some or all of the Shares and, subject to the terms of the instrument appointing him, a proxy appointed under one or more instruments may vote a Share or some or all of the Shares in respect of which he is appointed either for or against a resolution and/or abstain from voting.

PROXIES

64	The instrument appointing a proxy shall be in writing, be executed under the hand of the appointor or of his attorney duly authorised in writing, or, if the appointor is a corporation under the hand of an officer or attorney duly authorised for that purpose. A proxy need not be a Shareholder.

65	The instrument appointing a proxy shall be deposited at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company:

65.1	not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote; or

65.2	in the case of a poll taken more than 48 hours after it is demanded, be deposited as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll; or

65.3	where the poll is not taken forthwith but is taken not more than 48 hours after it was demanded be delivered at the meeting at which the poll was demanded to the chairman or to the secretary or to any director;

65.4	provided that the Directors may in the notice convening the meeting, or in an instrument of proxy sent out by the Company, direct that the instrument appointing a proxy may be deposited (no later than the time for holding the meeting or adjourned meeting) at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company. The chairman may in any event at his discretion direct that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted shall be invalid.

66	The instrument appointing a proxy may be in any usual or common form and may be expressed to be for a particular meeting or any adjournment thereof or generally until revoked. An instrument appointing a proxy shall be deemed to include the power to demand or join or concur in demanding a poll.

67	Votes given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the Share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company at the Registered Office before the commencement of the general meeting, or adjourned meeting at which it is sought to use the proxy.

CORPORATE SHAREHOLDERS

68	Any corporation or other non-natural person which is a Shareholder may in accordance with its constitutional documents, or in the absence of such provision by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Shareholders, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as the corporation could exercise if it were an individual Shareholder.

SHARES THAT MAY NOT BE VOTED

69	Shares in the Company that are beneficially owned by the Company shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding Shares at any given time.

DIRECTORS

70	There shall be a board of Directors consisting of not more than eleven persons (exclusive of alternate Directors) provided however that the Company may by Ordinary Resolution increase or reduce the limits in the number of Directors.

POWERS OF DIRECTORS

71	Subject to the provisions of the Statute, the Memorandum and the Articles and to any directions given by Special Resolution, the business of the Company shall be managed by the Directors who may exercise all the powers of the Company. No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the Directors which would have been valid if that alteration had not been made or that direction had not been given. A duly convened meeting of Directors at which a quorum is present may exercise all powers exercisable by the Directors.

72	All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for monies paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed as the case may be in such manner as the Directors shall determine by resolution.

73	The Directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any Director who has held any other salaried office or place of profit with the Company or to his widow or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

74	Subject to the other provisions of these Articles, the Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

APPOINTMENT AND REMOVAL OF DIRECTORS

75	The Company may by Ordinary Resolution appoint any person to be a Director or may by Special Resolution remove any Director.

76	Each Director shall hold office until he resigns, vacates his office in accordance with the provisions below, or is removed by the Shareholders.

77	The board of Directors shall have a Chairman of the board of Directors (the “Chairman”) elected and appointed by a majority of the Directors then in office. The Directors may also elect a Co-Chairman or a Vice-chairman of the board of Directors (the “Co-Chairman”). The Chairman shall preside as chairman at every meeting of the board of Directors. To the extent the Chairman is not present at a meeting of the board of Directors, the Co-Chairman, or in his or her absence, the attending Directors may choose one Director to be the chairman of the meeting. The Chairman’s voting right as to the matters to be decided by the board of Directors shall be the same as other Directors.

78	Subject to these Articles and the Statute, the Company may by Ordinary Resolution elect any person to be a Director either to fill a casual vacancy on the Board or as an addition to the existing Board.

79	The Directors by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting, or the sole remaining Director, shall have the power from time to time and at any time to appoint any person as a Director to fill a casual vacancy on the Board or as an addition to the existing Board, provided that the appointment does not cause the number of Directors to exceed any number fixed by or in accordance with the Articles as the maximum number of Directors.

VACATION OF OFFICE OF DIRECTOR

80	The office of a Director shall be vacated if:

80.1	he gives notice in writing to the Company that he resigns the office of Director; or

80.2	if he absents himself (without being represented by proxy or an alternate Director appointed by him) from three consecutive meetings of the board of Directors without special leave of absence from the Directors, and they pass a resolution that he has by reason of such absence vacated office; or

80.3	if he dies, becomes bankrupt or makes any arrangement or composition with his creditors generally; or

80.4	if he is found to be or becomes of unsound mind;

80.5	if all the other Directors (being not less than two in number) resolve that he should be removed as a Director; or

80.6	if he is removed by the Shareholders in accordance with the provisions of these Articles.

PROCEEDINGS OF DIRECTORS

81	The quorum for the transaction of the business of the Directors shall be a majority of the Directors then in office. A person who holds office as an alternate Director shall, if his appointor is not present, be counted in the quorum. A Director who also acts as an alternate Director shall, if his appointor is not present, count twice towards the quorum.

82	Subject to the provisions of the Articles, the Directors may regulate their proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a second or casting vote. A Director who is also an alternate Director shall be entitled in the absence of his appointor to a separate vote on behalf of his appointor in addition to his own vote.

83	A person may participate in a meeting of the Directors or committee of Directors by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other at the same time. Participation by a person in a meeting in this manner is treated as presence in person at that meeting. Unless otherwise determined by the Directors the meeting shall be deemed to be held at the place where the chairman is at the start of the meeting.

84	A resolution in writing (in one or more counterparts) signed by all the Directors or all the members of a committee of Directors (an alternate Director being entitled to sign such a resolution on behalf of his appointor) shall be as valid and effectual as if it had been passed at a meeting of the Directors, or committee of Directors as the case may be, duly convened and held.

85	A Director or alternate Director may, or other officer of the Company on the requisition of a Director or alternate Director shall, call a meeting of the Directors by at least two days’ notice in writing to every Director and alternate Director which notice shall set forth the general nature of the business to be considered unless notice is waived by all the Directors (or their alternates) either at, before or after the meeting is held.

86	The continuing Directors may act notwithstanding any vacancy in their body, but if and so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors the continuing Directors or Director may act for the purpose of increasing the number of Directors to that number, or of summoning a general meeting of the Company, but for no other purpose.

87	All acts done by any meeting of the Directors or of a committee of Directors (including any person acting as an alternate Director) shall, notwithstanding that it be afterwards discovered that there was some defect in the appointment of any Director or alternate Director, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and qualified to be a Director or alternate Director as the case may be.

88	A Director but not an alternate Director may be represented at any meetings of the board of Directors by a proxy appointed in writing by him. The proxy shall count towards the quorum and the vote of the proxy shall for all purposes be deemed to be that of the appointing Director.

PRESUMPTION OF ASSENT

89	A Director who is present at a meeting of the board of Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

DIRECTORS’ INTERESTS

90	A Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with his office of Director for such period and on such terms as to remuneration and otherwise as the Directors may determine.

91	A Director may act by himself or his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director or alternate Director.

92	A Director or alternate Director may be or become a director or other officer of or otherwise interested in any company promoted by the Company or in which the Company may be interested as shareholder or otherwise, and no such Director or alternate Director shall be accountable to the Company for any remuneration or other benefits received by him as a director or officer of, or from his interest in, such other company.

93	No person shall be disqualified from the office of Director or alternate Director or prevented by such office from contracting with the Company, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or transaction entered into by or on behalf of the Company in which any Director or alternate Director shall be in any way interested be or be liable to be avoided, nor shall any Director or alternate Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or transaction by reason of such Director holding office or of the fiduciary relation thereby established. A Director (or his alternate Director in his absence) shall be at liberty to vote in respect of any contract or transaction in which he is interested provided that the nature of the interest of any Director or alternate Director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote thereon.

94	A general notice that a Director or alternate Director is a shareholder, director, officer or employee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure for the purposes of voting on a resolution in respect of a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

MINUTES

95	The Directors shall cause minutes to be made in books kept for the purpose of all appointments of officers made by the Directors, all proceedings at meetings of the Company or the holders of any class of Shares and of the Directors, and of committees of Directors including the names of the Directors or alternate Directors present at each meeting.

DELEGATION OF DIRECTORS’ POWERS

96	The Directors may delegate any of their powers to any committee consisting of one or more Directors. They may also delegate to any managing director or any Director holding any other executive office such of their powers as they consider desirable to be exercised by him provided that an alternate Director may not act as managing director and the appointment of a managing director shall be revoked forthwith if he ceases to be a Director. Any such delegation may be made subject to any conditions the Directors may impose, and either collaterally with or to the exclusion of their own powers and may be revoked or altered. Subject to any such conditions, the proceedings of a committee of Directors shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

97	The Directors may establish any committees, local boards or agencies or appoint any person to be a manager or agent for managing the affairs of the Company and may appoint any person to be a member of such committees or local boards. Any such appointment may be made subject to any conditions the Directors may impose, and either collaterally with or to the exclusion of their own powers and may be revoked or altered. Subject to any such conditions, the proceedings of any such committee, local board or agency shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying. Without limiting the foregoing and without prejudice to the freedom of the Directors to establish any other committees, the Directors shall establish a compensation committee, a nomination committee and an audit committee (the “Audit Committee”), for so long as any securities of the Company are listed or traded on the New York Stock Exchange. For so long as any securities of the Company are listed or traded on the New York Stock Exchange, the composition and responsibilities of the Audit Committee shall comply with applicable law, rules or regulations and the rules of the New York Stock Exchange.

98	The Directors may from time to time appoint a general manager, a manager or managers of the Company and may fix his or their remuneration either by way of salary or commission or by conferring the right to participation in the profits of the Company or by a combination of two or more of these modes and pay the working expenses of any of the staff of the general manager, manager or managers who may be employed by him or them upon the business of the Company.

(a)	The appointment of such general manager, manager or managers may be for such period as the Directors may decide, and the Directors may confer upon him or them all or any of the powers of the Directors as they may think fit.

(b)	The Directors may enter into such agreement or agreements with any such general manager, manager or managers upon such terms and conditions in all respects as the Directors may in their absolute discretion think fit, including a power for such general manager, manager or managers to appoint an assistant manager or managers or other employees whatsoever under them for the purpose of carrying on the business of the Company.

99	The Directors may by power of attorney or otherwise appoint any person to be the agent of the Company on such conditions as the Directors may determine, provided that the delegation is not to the exclusion of their own powers and may be revoked by the Directors at any time.

100	The Directors may by power of attorney or otherwise appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or authorised signatory of the Company for such purpose and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorneys or authorised signatories as the Directors may think fit and may also authorise any such attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in him.

101	The Directors may appoint such officers as they consider necessary on such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the Directors may think fit. Unless otherwise specified in the terms of his appointment an officer may be removed by resolution of the Directors or Shareholders.

ALTERNATE DIRECTORS

102	Any Director (other than an alternate Director) may by writing appoint any other Director, or any other person willing to act, to be an alternate Director and by writing may remove from office an alternate Director so appointed by him.

103	An alternate Director shall be entitled to receive notice of all meetings of Directors and of all meetings of committees of Directors of which his appointor is a member, to attend and vote at every such meeting at which the Director appointing him is not personally present, and generally to perform all the functions of his appointor as a Director in his absence.

104	An alternate Director shall cease to be an alternate Director if his appointor ceases to be a Director.

105	Any appointment or removal of an alternate Director shall be by notice to the Company signed by the Director making or revoking the appointment or in any other manner approved by the Directors.

106	An alternate Director shall be deemed for all purposes to be a Director and the alternate Director, as well as the Director appointing such alternate Director, shall be responsible for the alternate Director’s own acts and defaults.

NO MINIMUM SHAREHOLDING

107	The Company in general meeting may fix a minimum shareholding required to be held by a Director, but unless and until such a shareholding qualification is fixed a Director is not required to hold Shares.

REMUNERATION OF DIRECTORS

108	The remuneration to be paid to the Directors, if any, shall be such remuneration as the Directors shall determine. The Directors shall also be entitled to be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of Directors or committees of Directors, or general meetings of the Company, or separate meetings of the holders of any class of Shares or debentures of the Company, or otherwise in connection with the business of the Company, or to receive a fixed allowance in respect thereof as may be determined by the Directors, or a combination partly of one such method and partly the other.

109	The Directors may by resolution approve additional remuneration to any Director for any services other than his ordinary routine work as a Director. Any fees paid to a Director who is also counsel or solicitor to the Company, or otherwise serves it in a professional capacity shall be in addition to his remuneration as a Director.

SEAL

110	The Company may, if the Directors so determine, have a Seal. The Seal shall only be used by the authority of the Directors or of a committee of the Directors authorised by the Directors. Every instrument to which the Seal has been affixed shall be signed by at least one person who shall be either a Director or some officer or other person appointed by the Directors for the purpose.

111	The Company may have for use in any place or places outside the Cayman Islands a duplicate Seal or Seals each of which shall be a facsimile of the common Seal of the Company and, if the Directors so determine, with the addition on its face of the name of every place where it is to be used.

112	A Director or officer, representative or attorney of the Company may without further authority of the Directors affix the Seal over his signature alone to any document of the Company required to be authenticated by him under seal or to be filed with the Registrar of Companies in the Cayman Islands or elsewhere wheresoever.

DIVIDENDS, DISTRIBUTIONS AND RESERVE

113	Subject to the Statute and these Articles, the Directors may declare Dividends and distributions on Shares in issue and authorise payment of the Dividends or distributions out of the funds of the Company lawfully available therefor. No Dividend or distribution shall be paid except out of the realised or unrealised profits of the Company, or out of the share premium account or as otherwise permitted by the Statute.

114	Except as otherwise provided by the rights attached to Shares, all Dividends shall be declared and paid according to the par value of the Shares that a Shareholder holds. If any Share is issued on terms providing that it shall rank for Dividend as from a particular date, that Share shall rank for Dividend accordingly.

115	The Directors may deduct from any Dividend or distribution payable to any Shareholder all sums of money (if any) then payable by him to the Company on account of calls or otherwise.

116	The Directors may declare that any Dividend or distribution be paid wholly or partly by the distribution of specific assets and in particular of shares, debentures, or securities of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional Shares and fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Shareholders upon the basis of the value so fixed in order to adjust the rights of all Shareholders and may vest any such specific assets in trustees as may seem expedient to the Directors.

117	Any Dividend, distribution, interest or other monies payable in cash in respect of Shares may be paid by wire transfer to the holder or by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the registered address of the holder who is first named on the Register of Shareholders or to such person and to such address as such holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. Any one of two or more joint holders may give effectual receipts for any Dividends, bonuses, or other monies payable in respect of the Share held by them as joint holders.

118	No Dividend or distribution shall bear interest against the Company.

119	Any Dividend which cannot be paid to a Shareholder and/or which remains unclaimed after six months from the date of declaration of such Dividend may, in the discretion of the Directors, be paid into a separate account in the Company’s name, provided that the Company shall not be constituted as a trustee in respect of that account and the Dividend shall remain as a debt due to the Shareholder. Any Dividend which remains unclaimed after a period of six years from the date of declaration of such Dividend shall be forfeited and shall revert to the Company.

CAPITALISATION

120	The Directors may capitalise any sum standing to the credit of any of the Company’s reserve accounts (including share premium account and capital redemption reserve fund) or any sum standing to the credit of profit and loss account or otherwise available for distribution and to appropriate such sum to Shareholders in the proportions in which such sum would have been divisible amongst them had the same been a distribution of profits by way of Dividend and to apply such sum on their behalf in paying up in full unissued Shares for allotment and distribution credited as fully paid-up to and amongst them in the proportion aforesaid. In such event the Directors shall do all acts and things required to give effect to such capitalisation, with full power to the Directors to make such provisions as they think fit for the case of Shares becoming distributable in fractions (including provisions whereby the benefit of fractional entitlements accrue to the Company rather than to the Shareholders concerned). The Directors may authorise any person to enter on behalf of all of the Shareholders interested into an agreement with the Company providing for such capitalisation and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned.

BOOKS OF ACCOUNT

121	The Directors shall cause proper books of account to be kept with respect to all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place, all sales and purchases of goods by the Company and the assets and liabilities of the Company. Proper books shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company’s affairs and to explain its transactions.

122	The Directors shall from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Shareholders not being Directors and no Shareholder (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by Statute or authorised by the Directors or by the Company in general meeting.

123	The Directors may from time to time cause to be prepared and to be laid before the Company in general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by law.

AUDIT

124	The Directors may appoint an Auditor of the Company who shall hold office until removed from office by a resolution of the Directors, and may fix his or their remuneration. Notwithstanding the above, for so long as any the shares are listed or traded on the New York Stock Exchange, the Audit Committee is directly responsible for the appointment, remuneration, retention and oversight of the Company’s Auditors.

125	Every Auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the Auditor.

126	Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an ordinary company, and at the next extraordinary general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an exempted company, and at any other time during their term of office, upon request of the Directors or any general meeting of the Shareholders.

NOTICES

127	Notices shall be in writing and may be given by the Company to any Shareholder either personally or by sending it by courier, post, fax or e-mail to him or to his address as shown in the Register of Shareholders (or where the notice is given by e-mail by sending it to the e-mail address provided by such Shareholder). Any notice, if posted from one country to another, is to be sent airmail.

128	Where a notice is sent by courier, service of the notice shall be deemed to be effected by delivery of the notice to a courier company, and shall be deemed to have been received on the third day (not including Saturdays or Sundays or public holidays) following the day on which the notice was delivered to the courier. Where a notice is sent by post, service of the notice shall be deemed to be effected by properly addressing, pre paying and posting a letter containing the notice, and shall be deemed to have been received on the fifth day (not including Saturdays or Sundays or public holidays) following the day on which the notice was posted. Where a notice is sent by fax, service of the notice shall be deemed to be effected by properly addressing and sending such notice and shall be deemed to have been received on the same day that it was transmitted. Where a notice is given by e-mail service shall be deemed to be effected by transmitting the e-mail to the e-mail address provided by the intended recipient and shall be deemed to have been received on the same day that it was sent, and it shall not be necessary for the receipt of the e-mail to be acknowledged by the recipient.

129	A notice may be given by the Company to the person or persons which the Company has been advised are entitled to a Share or Shares in consequence of the death or bankruptcy of a Shareholder in the same manner as other notices which are required to be given under these Articles and shall be addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description at the address supplied for that purpose by the persons claiming to be so entitled, or at the option of the Company by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

130	Notice of every general meeting shall be given in any manner hereinbefore authorised to every person shown as a Shareholder in the Register of Shareholders on the record date for such meeting except that in the case of joint holders the notice shall be sufficient if given to the joint holder first named in the Register of Shareholders and every person upon whom the ownership of a Share devolves by reason of his being a legal personal representative or a trustee in bankruptcy of a Shareholder of record where the Shareholder of record but for his death or bankruptcy would be entitled to receive notice of the meeting, and no other person shall be entitled to receive notices of general meetings.

WINDING UP

131	Subject always to the Statute and to the other provisions of these Articles, if the Company shall be wound up, and the assets available for distribution amongst the Shareholders shall be insufficient to repay the whole of the share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Shareholders in proportion to the par value of the Shares held by them. Subject to the Statute if in a winding up the assets available for distribution amongst the Shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst the Shareholders in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise. This Article is without prejudice to the rights of the holders of any class or series of Shares issued with special rights or upon special terms and conditions.

132	Subject always to the Statute and to the other provisions of these Articles, if the Company shall be wound up the liquidator may, with the sanction of a Special Resolution of the Company and any other sanction required by the Statute, divide amongst the Shareholders in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Shareholders or different classes of Shareholders. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Shareholders as the liquidator, with the like sanction, shall think fit, but so that no Shareholder shall be compelled to accept any asset upon which there is a liability.

INDEMNITY

133	Every Director, agent or officer of the Company acting in relation to any of the affairs of the Company, and everyone of their heirs, executors and administrators, shall, to the fullest extent permissible by the Statute, be indemnified and secured harmless out of the assets and profits of the Company from and against all actions, costs, charges, losses, damages and expenses which they or any of them, their or any of their heirs, executors or administrators, shall or may incur or sustain by or by reason of any act done, concurred in or omitted in or about the execution of their duty, or supposed duty, in their respective offices or trusts; and none of them shall be answerable for the acts, receipts, neglects or defaults of the other or others of them or for joining in any receipts for the sake of conformity, or for any bankers or other persons with whom any moneys or effects belonging to the Company shall or may be lodged or deposited for safe custody, or for insufficiency or deficiency of any security upon which any moneys of or belonging to the Company shall be placed out on or invested, or for any other loss, misfortune or damage which may happen in the execution of their respective offices or trusts, or in relation thereto; provided that, this indemnity shall not extend to any matter in respect of any fraud or wilful default which may attach to any of said persons. Each Shareholder agrees to waive any claim or right of action he might have, whether individually or by or in the right of the Company, against any Director on account of any action taken by such Director, or the failure of such Director to take any action in the performance of his duties with or for the Company; provided that, such waiver shall not extend to any matter in respect of any fraud or wilful default which may attach to such Director.

FINANCIAL YEAR

134	Unless the Directors otherwise prescribe, the financial year of the Company shall end on 31st December in each year and, following the year of incorporation, shall begin on 1st January in each year.

TRANSFER BY WAY OF CONTINUATION

135	If the Company is exempted as defined in the Statute, it shall, subject to the provisions of the Statute and with the approval of a Special Resolution, have the power to register by way of continuation as a body corporate under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.